Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 1, 2021

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2161

Convertible & Income Portfolio of Funds, Series 35

File Nos. 333-258952 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2161, filed on August 20, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 35 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds or an exchange-traded fund that invest in convertible securities. Please disclose whether these funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

Response:       The closed-end funds and exchange-traded fund that the trust may invest in do not currently invest substantially in contingent convertible securities.

2.       The “Principal Investment Strategy” section states that the trust may invest in closed-end funds or an exchange-traded fund that may invest in senior loans. Please disclose the risks of senior loans in the “Principal Risks” section, including, if applicable, the risks of the expected discontinuation of LIBOR or explain to us why it is not necessary to do so.

Response:       If the trust invests in closed-end funds or an exchange-traded fund that invest principally in senior loans, the trust will add the corresponding risk disclosures to the appropriate risk section(s), which will include the risks of the expected discontinuation of LIBOR.

Investment Summary — Principal Risks

3.       In the third bullet under the “Principal Risks” section, please reflect the risk that exchange-traded funds may trade at a premium to net asset value in the secondary market.

Response:       In response to this comment, the third sentence of this bullet will be replaced with the following:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.

4.       In the twelfth bullet under the “Principal Risks” section, please tailor the disclosure of the emerging markets risk to the particular emerging markets the trust intends to invest in. Please see ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:       In response to this comment, the bullet will be revised to read as follows:

Certain Closed-End Funds and the ETF held by the trust may invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Because their financial markets may be very small, prices of financial instruments in emerging market countries may be volatile and difficult to determine. Financial instruments of issuers in these countries may have lower overall liquidity than those of issuers in more developed countries. Financial and other reporting by companies and government entities also may be less reliable or difficult to obtain in emerging market countries. In addition, foreign investors are subject to a variety of special restrictions in many emerging market countries. Shareholder claims and regulatory actions that are available in the U.S. may be difficult or impossible to pursue in emerging market countries. Risks of investing in developing or emerging countries also include the possibility of investment and trading limitations, delays and disruptions in settlement transactions, market manipulation concerns, political uncertainties and dependence on international trade and development assistance.

Signature Page

5.       Please identify the comptroller or principal accounting officer of the trust. Please see Section 6(a) of the Securities Act of 1933.

Response:       Julie Jacques signs the registration statement in her capacity as Principal Financial Officer. In that capacity, she fulfills the functions of a principal accounting officer.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren